As filed with the Securities and Exchange Commission on December 19, 1995
                                          Registration No. 33-

          SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                    ________________________

                            Form S-8
                     REGISTRATION STATEMENT
                              Under
                   THE SECURITIES ACT OF 1933
                    ________________________

                       SPRINT CORPORATION
     (Exact name of registrant as specified in its charter)

            Kansas                        48-0457967
       (State or other                 (I.R.S. Employer
         jurisdiction                 Identification No.)
     of incorporation or
        organization)

       Post Office Box 11315, Kansas City, Missouri  64112
            (Address of principal executive offices)
                    ________________________

                         SPRINT CORPORATION
                   1990 RESTRICTED STOCK PLAN
                           (Full title of the Plan)
                    ________________________

                          DON A. JENSEN
                  Vice President and Secretary
                         P.O. Box 11315
                  Kansas City, Missouri  64112
             (Name and address of agent for service)

  Telephone number, including area code, of agent for
service:
                             (913) 624-3326
                    ________________________


                       CALCULATION OF REGISTRATION FEE

                                               Proposed       Proposed
                             Amount       maximum       maximum      Amount
Title of  securities    to be           offering         aggregate     of regis-
to be registered       registered    price per      offering         tration
                                                share<FN1>  price<FN1>  fee

Shares of Common
Stock
($2.50 par value)      200,000      $39.875        $7,975,000   $2,750.00

<FN1> Estimated  solely for purposes of determining  the registration fee in accordance with Rule 457(h)(1). The average of the high and low prices of the Common Stock on December 14, 1995, as reported in the consolidated reporting system, was $39.875.


Pursuant to Rule 429 under the Securities Act of 1933, the Prospectus relating to this Registration Statement meets the requirements for use in connection with the shares of common stock registered under the following Registration Statements on Form S-8: No. 33-50421 and No. 33-57785 pertaining to the 1990 Restricted Stock Plan.

PART II.  INFORMATION REQUIRED IN THE
               REGISTRATION STATEMENT


Item 3.     Incorporation of Documents by Reference

     The following documents filed by Sprint Corporation
("Sprint") with the Securities and Exchange Commission (File
No. 1-4721) are incorporated in this Registration Statement by reference:

     Sprint's Annual Report on Form 10-K for the year ended
December 31, 1994; its Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 (as amended) and September 30, 1995; and its Current Reports on Form 8-K dated March 27 and June 22, 1995.

     All documents subsequently filed by Sprint pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange
Act of 1934, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this Registration
Statement and to be part of this Registration Statement from the date of the filing of such documents. Sprint expressly excludes from such incorporation the Report of the Compensation Committee, the Performance Graph and any Report on Repricing of Options/SARs contained in any proxy statement filed by Sprint pursuant to Section 14 of the Securities Exchange Act of 1934 subsequent to the date of filing of this Registration Statement and prior to the termination of the offering of the securities covered by this Registration Statement.

Item 4.  Description of Securities

     The authorized capital stock of Sprint consists of 500,000,000 shares of Sprint Common Stock and 20,000,000 shares of Sprint Preferred Stock. The authorized but unissued shares of Sprint Preferred Stock are issuable in one or more series, with such designations, preferences and relative, participating, optional or special rights, if any, and the qualifications, limitations or restrictions thereof as may be fixed and determined by resolution of the Board of Directors of Sprint (the "Sprint Board").

     Sprint, Deutsche Telekom AG and France Telecom have signed an Investment Agreement dated as of July 31, 1995, as amended (the "Investment Agreement"), setting forth the terms by which Deutsche Telekom AG and France Telecom will invest up to an estimated $4.2 billion in shares of a new Sprint voting stock
(the "Class A Stock"), which may either be a separate class of preference stock ("Class A Preference Stock") or a separate class of common stock ("Class A Common Stock"). The Class
A Stock will represent up to approximately 20 percent of Sprint's voting equity. Deutsche Telekom AG and France Telecom, as the holders of the Class A Stock, will have the right in most circumstances to proportionate representation on the Sprint Board and to purchase additional shares of Class A Stock from Sprint to enable them to maintain their ownership level at 20 percent. In addition, the holders of Class A Stock will have disapproval rights with respect to Sprint's undertaking certain types of transactions.

     The investment would require that Sprint's Articles of Incorporation be amended. Among other amendments, the authorized shares of Sprint Common Stock would be increased to 1,000,000,000 shares, and 500,000,000 shares of Class A Common Stock and 500,000,000 shares of Class A Preference Stock would be authorized. Completion of the transaction is contingent on receipt of all necessary governmental approvals, and Sprint stockholders must approve the terms of the investment, including the proposed amendments to the Articles of Incorporation (the "Charter Amendments").

     The following are brief summaries of certain provisions with respect to Sprint Common Stock, par value $2.50 per share, contained in Sprint's Articles of Incorporation, as amended as of the date of this Registration Statement. Such statements are qualified in their entirety by reference to such Articles. The term Preferred Stock, as hereinafter used, includes the Preferred Stock-First Series, Convertible (the "First Series"), Preferred Stock-Second Series, Convertible (the "Second Series"), Preferred Stock-Third Series, 7-3/4%, Cumulative (the "Third Series"), and Preferred Stock-Fifth Series (the "Fifth Series") and any other series hereinafter established by the Sprint Board and issued by Sprint (including, if issued, the Preferred Stock-Fourth Series, Junior Participating referred to below under "Shareholder
Rights"). Sprint Common Stock is listed and traded on the New York, Chicago and Pacific Stock Exchanges.

Dividend Rights and Restrictions

     Subject to certain dividend restrictions of indentures and other borrowing agreements and to the preferential rights of the Preferred Stock (and, if authorized and issued, the Class A
Preference Stock), holders of Sprint Common Stock are entitled to dividends as declared thereon by the Sprint Board only out of net income or earned surplus. The most restrictive covenants applicable to dividends are contained in revolving credit agreements.
Among other restrictions, the agreements require Sprint to maintain specified levels of consolidated net worth, as defined. As a result of this requirement, $1.9 billion of Sprint's $3.20 billion consolidated retained earnings was effectively restricted from payment of dividends as of September 30, 1995. Before any dividends on Sprint Common Stock may be paid or declared and set apart for payment, full cumulative dividends on the Sprint Preferred Stock
(and, if authorized and issued, the Class A Preference Stock) must be paid or declared and set apart for payment. If Sprint fails to purchase the Fifth Series shares upon tender by the holders, it is precluded from declaring or paying dividends on its Common Stock until it has deposited the funds necessary for the purchase of such shares. Upon the issuance of other series of Preferred Stock, the Sprint Board may provide for dividend restrictions on Sprint Common
Stock as to such series.

Voting Rights

     Except as hereinafter noted, holders of Sprint Common
Stock and the First Series, the Second Series and the Fifth Series are entitled at each stockholders' meeting of Sprint, as to each matter to be voted upon, to cast one vote for each share held of record on the books of Sprint.

     The Preferred Stock is entitled to vote as a class with respect to certain matters affecting preferences of the Preferred Stock or creating prior ranking or parity stock. If six quarterly dividends on any series of the Preferred Stock are in arrears, or if any sinking fund payment on any series of the Sprint Preferred Stock has been in arrears for more than one year, the number of Sprint's directors will be increased by two and the holders of Preferred Stock voting as a class will be entitled to elect two directors until all arrears in dividends and sinking fund payments have been paid, and in such event
Sprint Common Stock and all voting series of the Preferred
Stock would be entitled to elect the remaining directors. If no dividends or less than full cumulative dividends on the Fifth Series shall have been paid for each of four consecutive dividend periods, or if arrearages in the payment of dividends on the Fifth Series shall have cumulated in an amount equal to full cumulative dividends on the Fifth Series for six quarterly dividend periods, the holders of the Fifth Series, acting alone, will be entitled to elect the smallest number constituting a majority of Sprint's Directors then to be elected until all arrears in such dividends are paid or set aside for payment.

     The Sprint Board is divided into three classes, with each class consisting, as nearly as possible, of one-third of the total number of directors and serving a staggered three-year term. Only one class is elected each year, and it is elected for a three-year term. Sprint stockholders are not entitled to cumulative voting rights in the election of directors.

     Sprint's Articles of Incorporation require that certain business combinations initiated by a holder of at least 10 percent of Sprint's voting stock must be approved by the holders of 80 percent of the outstanding voting stock.

     The Class A Stock, if authorized and issued, would have certain class voting rights (among other things, the right to elect their own directors to the Sprint Board and, for a period of years, to disapprove certain Sprint transactions) as well as general voting rights.

Restriction on Purchase of Equity Securities by Sprint

     Sprint's Articles of Incorporation prohibit Sprint from purchasing its own equity securities from an owner of 5 percent or more of such equity securities (if any of the securities have been held for less than two years) at a premium over market price unless Sprint either (1) obtains the approval of the holders of a majority of the shares of Sprint's outstanding voting stock (excluding the shares held by the 5 percent security holder) or (2) makes a tender or exchange offer to purchase securities of the same class on the same terms to all holders of such equity securities.

     The Charter Amendments would revise these provisions to provide that the approval of stockholders other than Deutsche Telekom AG, France Telecom and their affiliates which would otherwise be required by such provisions will not be required in connection with purchases, redemptions or other acquisitions by Sprint of Sprint equity securities held by Deutsche Telekom AG, France Telecom and certain other entities pursuant to the Investment Agreement, a related agreement to be entered into with France Telecom and Deutsche Telekom AG and the Articles of Incorporation as proposed to be amended by the Charter Amendments.

Redemption

     The Charter Amendments would permit the redemption of shares of Sprint Common Stock and, in certain circumstances, Class A Stock held by Aliens if necessary to comply with the foreign ownership limitations set forth in Section 310 of the U.S. Communications Act of 1934, as amended. The provisions would permit Sprint Common Stock to be redeemed at a price equal to the fair market value of the shares, except that the redemption price in respect of shares purchased by any Alien after November 21, 1995 and within one year of the redemption date would not (unless otherwise determined by the Sprint Board) exceed the purchase price paid for such shares by such person.

Shareholder Rights

     Each share of Sprint Common Stock issued prior to the occurrence of certain takeover events has one-half of a Right attached in accordance with the terms of a Shareholder
Rights Plan adopted by Sprint on August 8, 1989. The Rights do not become exercisable and do not separate from the shares of Common Stock until the occurrence of such takeover events. Each Right, when it becomes exercisable, entitles the holder to purchase a unit consisting of one one-hundredth of a share of Preferred Stock-Fourth Series, Junior Participating at a price of $235 per unit, or to purchase Sprint Common Stock or common stock of the acquiring company having a value equal to two times the exercise price of the Right, depending upon the circumstances. Under certain circumstances, Rights beneficially owned by a person or group of affiliated or associated persons who have acquired, or obtained the right to acquire, beneficial ownership of 20 percent or more of the outstanding shares of Sprint Common Stock become null and void. The Rights may be redeemed by Sprint at a price of one cent per Right and expire on September 8, 1999.

     In connection with the anticipated investment in Class A
Stock by France Telecom and Deutsche Telekom AG, the
Shareholder Rights Plan was amended to provide for Rights to attach to the Class A Common stock and to assure that the investment will not cause the Rights to detach and become exercisable. The amendment to the Shareholder Rights Plan provides generally that actions of France Telecom, Deutsche Telekom AG and their respective affiliates which would otherwise cause the Rights to detach and become exercisable will not do so unless such actions also violate the Standstill Agreement dated as of July 31, 1995 entered into among Sprint, France Telecom and Deutsche
Telekom AG.

Liquidation Rights

     In the event of liquidation, holders of Sprint Common Stock will be entitled to share ratably (together with the holders of any Class A Common Stock then outstanding) in any assets remaining after the satisfaction in full of the prior rights of creditors, including holders of Sprint indebtedness, and the aggregate liquidation preference of any Sprint Preferred
Stock (and any Class A Preference Stock) then outstanding.

Preemptive Rights

     No holder of shares of Sprint Common Stock or any other capital stock of Sprint is entitled to preemptive rights or subscription rights, other than pursuant to the Rights referred to under "Shareholder Rights" above. Deutsche Telekom AG and France Telecom will have the contractual right to purchase additional shares of Class A Stock from Sprint to enable them to maintain their ownership level at 20%.

Fully Paid

     The outstanding shares of Sprint Common Stock are, and the shares of Sprint Common Stock offered hereby when issued will be, fully paid and nonassessable.

Transfer Agents and Registrars

     The Transfer Agents and Registrars for Sprint Common
Stock are UMB Bank, n.a. (Missouri), and Chemical Mellon
Shareholder Services (New York).

Item 5.     Interests of Named Experts and Counsel.

     The validity of the authorized and unissued shares of Sprint Common Stock to be issued under the 1990 Restricted
Stock Plan was passed upon by Don A. Jensen, Esq., Vice
President and Secretary of Sprint.

Item 6.     Indemnification of Directors and Officers.

     Consistent with Section 17-6305 of the Kansas Statutes
Annotated, Article IV, Section 11 of the Bylaws of Sprint provides that Sprint will indemnify directors and officers of the corporation against expenses, judgments, fines and amounts paid in settlement in connection with any action, suit or proceeding if the director or officer acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of Sprint. With respect to a criminal action or proceeding, the director or officer must also have had no reasonable cause to believe his conduct was unlawful.

     Under Section 11, Sprint may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of Sprint, or who is or was serving at the request of Sprint as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability arising out of his status as such, whether or not Sprint would be required to indemnify such persons against such liability. Sprint carries standard directors and officers liability coverage for its directors and officers. Subject to certain limitations and exclusions, the policies reimburse Sprint for liabilities indemnified under
Section 11 and indemnify directors and officers of Sprint against additional liabilities not indemnified under Section 11.

     Sprint has entered into indemnification agreements with its directors and officers. These agreements provide for the indemnification, to the full extent permitted by law, of expenses, judgments, fines, penalties and amounts paid in settlement incurred by the director or officer in connection with any threatened, pending or completed action, suit or proceeding on account of service as a director, officer or agent of Sprint.

Item 8.   Exhibits.

Exhibit
Number    Exhibit

 4A.     Article Fifth, Article Sixth, Article Seventh and
          Article Eighth of the Articles of Incorporation of Sprint Corporation (the Articles of Incorporation are filed as Exhibit 4 to Sprint Corporation's Current Report on Form 8-K dated March 9, 1993 and incorporated herein by reference).

 4B.     Rights Agreement dated as of August 8, 1989,
           between Sprint Corporation (formerly United
           Telecommunications, Inc.) and UMB Bank,
           n.a. (formerly United Missouri Bank of Kansas
           City, N.A.) as Rights Agent (filed as Exhibit
           2(b) to Sprint Corporation's Registration
           Statement on Form 8-A dated August 11, 1989
            (File No. 1-4721) and incorporated herein by reference).

 4C.     Amendment and supplement dated June 4, 1992 to
           Rights Agreement dated as of August 8, 1989 (filed as
           Exhibit 2(c) to Amendment No. 1 on Form 8 dated June 8, 1992 to Sprint Corporation's Registration Statement on Form 8-A dated August 11, 1989 (File No. 1-4721), and incorporated herein by reference).

 4D.     Second Amendment to Rights Agreement dated as of
           July 31, 1995 between Sprint Corporation and UMB Bank, n.a. (filed as Exhibit 2(d) to Form 8-A/A-2 dated
            October 20, 1995 amending Sprint Corporation Registration Statement on Form 8-A dated August 11, 1989 (File
            No. 1-4721) and incorporated herein by reference).

 4E.     Standstill Agreement dated as of July 31, 1995, by
           and among Sprint Corporation, France Telecom and
           Deutsche Telekom AG (filed as Exhibit (10)(c) to Sprint Corporation Quarterly Report on Form 10-Q for the quarter ended June 30, 1995 and incorporated herein by reference).

 5.       Opinion and consent of Don A. Jensen, Esq.

 23-A.   Consent of Ernst & Young LLP.

 23-B.   Consent of Arthur Andersen LLP.

 23-C.   Consent of Don A. Jensen, Esq. is contained in his
             opinion filed as Exhibit 5.

 24.       Power of Attorney is contained on page II-9 of this
            Registration Statement.

 99.      1990 Restricted Stock Plan, as amended.

Item 9.   Undertakings.

     The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales of the securities being registered are being made, a post-effective amendment to this Registration Statement:

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, unless such information is contained in a periodic report filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 and incorporated herein by reference;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement, unless such information is contained in a periodic report filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 and incorporated herein by reference; and

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions described under Item 6 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange

Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities
(other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                           SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Westwood, State of Kansas, on the 19th day of December 1995.

                              SPRINT CORPORATION

                               By /s/ W. T. Esrey
                                    (W. T. Esrey, Chairman of the Board)

                        POWER OF ATTORNEY

     We, the undersigned officers and directors of Sprint Corporation, hereby severally constitute W. T. Esrey, A. B. Krause and J.R. Devlin and each of them singly, our true and lawful attorneys with full power to them, and each of them singly, to sign for us and in our names in the capacities indicated below the Registration Statement filed herewith and any and all amendments to said Registration Statement, and generally to do all such things in our name and behalf in our capacities as officers and directors to enable Sprint Corporation to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said Registration Statement and any and all amendments thereto.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement and Power of Attorney have been signed by the following persons in the capacities and on the date indicated.



Name                    Title                                  Date


                          Chairman of the              )
	  	 Board,  President and      )
   		Chief Executive Officer     )
/s/ W. T. Esrey    (Principal Executive        )
(W. T. Esrey)        Officer)                         )
                                                                 )
                          Executive Vice President )   December
                          and Chief Financial          )    19, 1995
		  Officer                             )
/s/ A. B. Krause   (Principal Financial         )
(A. B. Krause)       Officer)                         )
                                                                  )
                          Senior Vice President        )
                           and Controller                   )
/s/ J. P. Meyer     (Principal Accounting        )
(J. P. Meyer)         Officer)                           )



Name                      Title                                   Date


/s/ DuBose Ausley     Director                       )
(DuBose Ausley)                                          )
                                                                    )
/s/ W. L. Batts           Director                       )
(W. L. Batts)                                                )
                                                                   )
/s/ R. M. Davis           Director                      )
(R. M. Davis)                                               )
                                                                   )
                                Director                       )
(D. J. Hall)                                                    )
                                                                    )
/s/ Harold S. Hook       Director                     )
(H. S. Hook)                                                 )
                                                                    )
/s/ R. E. R. Huntley      Director                    )  December
(R. E. R. Huntley)                                         )   19, 1995
                                                                    )
/s/ Ronald T. LeMay      Director                   )
(R. T. LeMay)                                               )
                                                                    )
/s/ L. K. Lorimer           Director                   )
(L. K. Lorimer)                                              )
                                                                     )
/s/ C. H. Price               Director                    )
(C. H. Price II)                                               )
                                                                      )
/s/ F. E. Reed                Director                    )
(F. E. Reed)                                                   )
                                                                      )
/s/ C. E. Rice                 Director                    )
(C. E. Rice)                                                    )
                                                                       )
/s/ Stewart Turley            Director                    )
(Stewart Turley)                                               )


                          Exhibit Index

Exhibit
Number                                                       Page

 4A.   Article Fifth, Article Sixth, Article
         Seventh and Article Eighth of the
         Articles of Incorporation of Sprint
        Corporation (the Articles of Incorporation are filed as Exhibit 4 to Sprint Corporation's
        Current Report on Form 8-K dated March
        9, 1993 and incorporated herein by
        reference).

 4B.  Rights Agreement dated as of August 8,
        1989, between Sprint Corporation (formerly
         United Telecommunications, Inc.) and UMB
         Bank, n.a. (formerly United Missouri Bank of Kansas City, N.A.) as Rights Agent (filed as Exhibit 2(b) to Sprint Corporation's
         Registration Statement on Form 8-A dated
         August 11, 1989 (File No. 1-4721) and
         incorporated herein by reference).

 4C.  Amendment and supplement dated June 4,
        1992  to Rights Agreement dated as of
         August 8, 1989 (filed as Exhibit 2(c) to
         Amendment No. 1 on Form 8 dated June 8,
         1992 to Sprint Corporation's Registration
          Statement on Form 8-A dated August 11, 1989
          (File No. 1-4721), and incorporated herein by reference).

 4D. Second Amendment to Rights Agreement dated as of July 31, 1995 between Sprint Corporation and UMB Bank, n.a. (filed as Exhibit 2(d) to Form
        8-A/A-2 dated October 20, 1995 amending Sprint
        Corporation Registration Statement on Form 8-A dated August 11, 1989 (File No. 1- 4721) and incorporated herein by reference).

 4E. Standstill Agreement dated as of July 31, 1995, by and among Sprint Corporation, France
        Telecom and Deutsche Telekom AG (filed as
        Exhibit (10)(c) to Sprint Corporation Quarterly
        Report on Form 10-Q for the quarter ended
        June 30, 1995 and incorporated herein by reference).

 5.    Opinion and consent of Don A. Jensen, Esq.

 23-A. Consent of Ernst & Young LLP.

 23-B. Consent of Arthur Andersen LLP.

 23-C. Consent of Don A. Jensen, Esq. is contained in his opinion filed as Exhibit 5.

 24. Power of Attorney is contained on page II-13 of this Registration Statement.

 99.   1990 Restricted Stock Plan, as amended.